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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M8183P102

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 64,700
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 64,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,700
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,333,066
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,150,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,066
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. Rapac Electronics Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,333,066
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,150,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,066
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS. InterGamma Investment Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,333,066
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,150,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,066
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8183P102	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 8,333,066
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 6,150,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,066
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M8183P102	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS. David Rivel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,182,566
	7	SOLE DISPOSITIVE POWER 2,182,566
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,566
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer

RRsat Global Communications Network Ltd. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	InterGamma International Trade Founded by InterGamma Investments Co. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(b)	Del-Ta Engineering Equipment Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(c)	Rapac Communication & Infrastructure Ltd. The principal business office is located at 8 Shaul Hamelech Blvd., Tel Aviv 64733, Israel.

(d)	InterGamma Investment Ltd. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(e)	Tanhum Oren. The principal business office is located at 16 Abba Even Blvd., Herzeliya 46103, Israel.

(f)	David Rivel. The principal business office is located at 4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share, of the Issuer (“Ordinary Shares”).

Item 2(e)	CUSIP Number

M8183P102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

InterGamma International Trade Founded by InterGamma Investments Co.

(a)	Amount beneficially owned: 64,700 Ordinary Shares. InterGamma International Trade Founded by InterGamma Investments Co. (the “Del-Ta Subsidiary”) is the record owner of 64,700 Ordinary Shares.

(b)	Percentage of class: 0.4%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 64,700
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 64,700

Del-Ta Engineering Equipment Ltd.

(a)	Amount beneficially owned: 8,333,066 Ordinary Shares. Del-Ta Engineering Equipment Ltd. is the record owner of 6,085,800 Ordinary Shares. In addition, Del-Ta Engineering Equipment Ltd. beneficially owns all of the outstanding shares of the Del-Ta Subsidiary. By reason of Del-Ta Engineering Equipment Ltd.‘s control over Del-Ta Subsidiary, Del-Ta Engineering Equipment Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the 64,700 Ordinary Shares beneficially owned by the Del-Ta Subsidiary. In addition, by virtue of the shareholders agreement between Del-Ta Engineering Equipment Ltd. and David Rivel, pursuant to which Mr. Rivel granted Del-Ta Engineering Equipment Ltd. an irrevocable proxy to vote all shares beneficially owned by Mr. Rivel at shareholders meetings on any matter relating to the election of directors, Del-Ta Engineering Equipment Ltd. may be deemed to beneficially own, and share the power to vote, the 2,182,566 Ordinary Shares beneficially owned by David Rivel.

(b)	Percentage of class: 48.0%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,333,066
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,150,500

Rapac Communication & Infrastructure Ltd.

(a)	Amount beneficially owned: 8,333,066 Ordinary Shares. Rapac Communication & Infrastructure Ltd. beneficially owns all of the outstanding shares of Del-Ta Engineering Equipment Ltd. By reason of Rapac Communication & Infrastructure Ltd.‘s control over Del-Ta Engineering Equipment Ltd., Rapac Communication & Infrastructure Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary.

(b)	Percentage of class: 48.0%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,333,066
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,150,500

InterGamma Investment Ltd.

(a)	Amount beneficially owned: 8,333,066 Ordinary Shares. InterGamma InvestmentLtd. beneficially owns shares of Rapac Communication & Infrastructure Ltd. representing approximately 71% of the voting power of Rapac Communication & Infrastructure Ltd. By reason of InterGamma InvestmentLtd.‘s control over Rapac Communication & Infrastructure Ltd., InterGamma InvestmentLtd. may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary.

(b)	Percentage of class: 48.0%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,333,066
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,150,500

Tanhum Oren

(a)	Amount beneficially owned: 8,333,066 Ordinary Shares. Tanhum Oren beneficially owns shares of InterGamma InvestmentLtd. representing approximately 63% of the voting power of InterGamma InvestmentLtd. By reason of Mr. Oren’s control over InterGamma InvestmentLtd., Mr. Oren may be deemed to beneficially own, and share the power to vote and dispose of, the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. and the Del-Ta Subsidiary except to the extent of his interest in InterGamma InvestmentLtd.

(b)	Percentage of class: 48.0%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 8,333,066
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 6,150,500

David Rivel

(a)	Amount beneficially owned: 2,182,566 Ordinary Shares. David Rivel is the record owner of 2,106,966 Ordinary Shares and the holder of currently exercisable options to purchase 75,600 Ordinary Shares.

(b)	Percentage of class: 12.6%

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 2,182,566
Sole power to dispose or direct the disposition of: 2,182,566
Shared power to dispose or direct the disposition of: N/A

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008

INTERGAMMA INTERNATIONAL TRADE FOUNDED BY INTERGAMMA INVESTMENTS CO. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

DEL-TA ENGINEERING EQUIPMENT LTD. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ RON OREN —————————————— Ron Oren CEO and President

INTERGAMMA INVESTMENT LTD. By: /s/ TANHUM OREN —————————————— Tanhum Oren CEO

By: /s/ YIGAL BERMAN —————————————— Yigal Berman CFO

/s/ TANHUM OREN —————————————— TANHUM OREN

/s/ DAVID RIVEL —————————————— DAVID RIVEL

EXHIBIT A TO SCHEDULE 13G

Joint Filing Agreement

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value NIS 0.01 per share, of RRsat Global Communications Network Ltd., and (ii) that this Joint Filing Agreement be included as an Exhibit to such joint filing; provided, however, that as contemplated by Rule 13d-1(k)(2) under the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

        This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 28th day of January 2008.

INTERGAMMA INTERNATIONAL TRADE FOUNDED BY INTERGAMMA INVESTMENTS CO. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

DEL-TA ENGINEERING EQUIPMENT LTD. By: /s/ GILAD RAMOT —————————————— Gilad Ramot General Manager

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ RON OREN —————————————— Ron Oren CEO and President

INTERGAMMA INVESTMENT LTD. By: /s/ TANHUM OREN —————————————— Tanhum Oren CEO

By: /s/ YIGAL BERMAN —————————————— Yigal Berman CFO

/s/ TANHUM OREN —————————————— TANHUM OREN

/s/ DAVID RIVEL —————————————— DAVID RIVEL